April 5, 2013

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Alternative Value Fund (the “Fund”)
Securities Act File No. 333-124430
Investment Company Act File No. 811-21761

Dear Ms. Stout:

On behalf of Keeley Funds, Inc. (the “Corporation”) and the Fund, a series of the Corporation, we are writing in response to the comments we received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on February 21, 2013 regarding the Fund’s expense ratio disclosure. Specifically, the Staff noted a possible discrepancy in the disclosure related to the Fund’s net expenses after taking into account the expense cap agreement between the Corporation and the Fund’s investment adviser, Keeley Asset Management Corp. (the “Adviser”).

The Staff’s comment initially was made as part of its review of the Corporation’s quarterly schedule of portfolio holdings filed on Form N-Q for the period ending June 30, 2012, and its annual shareholder report filed on Form N-CSR for the period ended September 30, 2012.

Background

The Fund commenced operations on April 1, 2010. As part of its investment strategy, as disclosed in the Corporation’s registration statement, the Fund seeks to mitigate market risk within the equity component of its portfolio by employing a hedging strategy that includes investments in futures contracts and by shorting securities when the Fund’s investment sub-adviser deems appropriate.

The Fund completed its first six months of operations at the end of the Corporation’s fiscal year on September 30, 2010. During that time, and for each subsequent fiscal year, the Adviser and the Corporation, on behalf of the Fund, were parties to an Expense Cap Reimbursement Agreement (the “Agreement”). Under the Agreement, the Adviser agreed to reduce its compensation with respect to the Fund and/or assume expenses for the Fund to the extent

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

necessary to ensure that the Fund’s total operating expenses (on an annual basis) did not exceed 1.89% for Class A shares and 1.64% for Class I shares. However, the Agreement excluded the following Fund expenses not paid to the Adviser from the Adviser’s expense cap obligations: (i) taxes, (ii) interest charges, (iii) litigation and other extraordinary expenses, and (iv) brokers’ commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities. Pursuant to the Agreement, the Adviser did not reimburse the Fund for interest expenses and dividend expenses the Fund incurred in connection with short sales in which the Fund engaged.

However, from the Fund’s inception through February 25, 2013, it appears that certain disclosures in the fee table of the Fund’s prospectus were not accurate. Specifically, the Corporation’s prospectus contained Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (hereinafter referred to as “Net Expenses”) for the Fund that inadvertently were understated. The inadvertent understatement of the Fund’s Net Expenses totaled 0.02%, 0.32% and 0.08% for the Corporation’s prospectuses dated January 31, 2011, 2012 and 2013, respectively (based on expenses for the Corporation’s fiscal years ending September 30, 2010, 2011 and 2012, respectively) for both classes of shares offered by the Fund.1

Below is an analysis of the difference between the expense ratios and Net Expenses for each fiscal year-end since the Fund’s inception. The differences can be attributed entirely to interest charges and dividend expenses that arose as a result of short sales by the Fund. We have focused on the Fund’s Class A shares, as the only difference between the expense ratios of the Class A shares and Class I shares is 0.25%, due to the 12b-1 distribution fee charged to Class A shares.

	Fiscal Year Ending Sept. 30,
	2010	2011	2012
Gross Expense Ratio Before Reimbursement	2.52%	2.59%	2.47%
Reimbursement by Adviser	(0.61)%	(0.38)%	(0.50)%

Expense Ratio After Reimbursement by Adviser	1.91%	2.21%	1.97%
Expense Ratio Cap pursuant to the Agreement	1.89%	1.89%	1.89%

Difference	0.02%	0.32%	0.08%

Allocation of Differences Presented Above in Percentages
Dividend Expenses	0.00%	0.25%	0.03%
Interest Expenses	0.02%	0.07%	0.05%

Total	0.02%	0.32%	0.08%

As the Staff identified, dividend expenses and interest expenses, which the Fund incurred while pursuing its investment objective as part of its normal business operations, were omitted

1  It is important to note that the Fund’s correct Net Expenses, reflecting those dividend and interest expenses, were reflected in the financial statements of the Fund for each successive fiscal year-end. Moreover, the overall expenses for the Fund were reported correctly in the financial highlights for the Fund in the Corporation’s prospectuses for each year in question.

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

inadvertently from the amount listed in the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” line item of the fee table in the Fund’s prospectus.

Analysis

As a result of this issue, the Staff brought this matter to our attention for possible remediation, and requested that the Fund consider whether this issue requires the Fund to institute a rescission offer to its shareholders.

On March 11, 2013, the Board of Directors (the “Board”) of the Corporation met to discuss this issue and the Staff’s request. After extensive consideration of all the facts and circumstances, including the remedial steps the Fund already had undertaken, the immateriality of the inadvertent understatements and the fact that the correct expense information was reported elsewhere in the Fund’s disclosures, the Board unanimously determined that a rescission offer was not warranted or required.

In particular, the Board based its determination not to proceed with a rescission offer on its view that the disclosure discrepancy was not material. The Board understood that the anti-fraud provisions of the Investment Company Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934 generally are intended to cover only material misstatements or omissions. In fact, the U.S. Supreme Court has held that a fact or omission is material under the anti-fraud provisions of the federal securities laws when “there is a substantial likelihood that a reasonable shareholder would consider it important.” The determination of whether a fact or omission is material therefore depends on an examination of the facts and circumstances. After extensively evaluating all the information set forth below, the Board unanimously agreed that such threshold had not been implicated by the inadvertent discrepancy in the fee table disclosure.2

A review of the facts and circumstances surrounding the Fund’s disclosure for each year of the Fund’s existence as presented to the Board follows.

2  It is our view that the Board’s determination not only is well within its reasonable business judgment, but is amply supported by numerous court decisions that have deemed other misstatements in disclosure documents not to be material. For example, courts have determined certain alleged misstatements in disclosure documents to be immaterial, as a matter of law: (1) a 2.6% ($1.1 million) overstatement of sales, see In re Segue Software, Inc. Sec. Litig., 106 F. Supp.2d 161, 171 (D. Mass. 2000); (2) a 0.2% understatement of a company’s costs of goods sold, see In re Burlington Coat Factory Sec. Litig. 114 F.3d 1410, 1426-1427 (3rd Cir. 1997); (3) a 0.3% ($217 million) overstatement of revenues over a two-year period, see In re Duke Energy Corp. Sec. Litig., 282 F. Supp. 2d 158, 161 (S.D.N.Y. 2003); (4) an overstatement of a company’s loan-loss reserves that would have amounted to a write-down of 0.54% of the company’s net income of $234 million for that quarter, see In re Westinghouse Sec. Litig., 90 F.3d 696, 715 (3rd Cir. 1996) (also recognizing the general quantitative materiality threshold of 5%); (5) a 2% ($6.8 million) overstatement of a company’s assets, see Parnes v. Gateway 2000, Inc., 122 F.3d 539, 546-547 (8th Cir. 1997); (6) an overstatement of revenues that did not involve more than 1% of the company’s quarterly revenue and two additional misstatements that involved less than one quarter of 1% of quarterly revenue, S.E.C. v. Patel, 2008 WL 781912 (D.N.H.); and (7) a $2 million understatement of a company’s outstanding loans and a $2 million overstatement of its derivative receivables, where the amount involved was about 0.3% of the company’s total assets, see In re JP Morgan Chase Sec. Litig., 363 F. Supp.2d 595, 630-631 (S.D.N.Y. 2005).

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

Prospectus dated January 31, 2013

Although there was a 0.08% difference between the Fund’s actual expense ratio and that reported in the fee table for the Fund in this prospectus, for the period between January 31, 2013 and February 25, 2013 (the date of the filing of a supplement to the Corporation’s registration statement), the total amount of extra costs that all shareholders experienced if the Net Expenses hypothetically had included the additional 0.08% was equivalent to approximately $2,000. This computation assumes the application of the 0.08% difference to the Fund’s net assets of $35,477,807 as of February 25, 2013.3

Additionally, an affiliated Director of the Fund owned approximately 50% of the Fund’s outstanding shares as of January 1, 2013. If the “costs” to the affiliated Director are removed from the total, the “extra” hypothetical costs would be reduced by approximately $1,000 for non-affiliated shareholders, or $0.0003 per non-affiliated share outstanding as of February 25, 2013, on which date the net asset value of the Fund was $9.68 per share.4 It should be noted further that the Fund actually incurred no dividend expense and just $9.00 in interest expense for the month ended February 25, 2013. Therefore, the actual operating expense ratio of the Fund during that period matched the expense ratio disclosed in the January 31, 2013 prospectus.

Finally, it should be noted that the expense ratio for the Fund was reported correctly in the annual report dated September 30, 2012 and in the financial highlights section of the Corporation’s prospectus. After consideration of all these factors, the Board determined that the discrepancy in the disclosure was immaterial based upon the amount at issue, and other Fund disclosures.

Nevertheless, as we noted previously, on February 25, 2013, the Corporation filed a supplement to its registration statement to enhance the disclosure related to the dividend and interest expenses that the Fund incurred during its most recent fiscal year. In addition, that supplement disclosed the terms of the Agreement, which excludes interest expenses and expenses related to buying and selling securities from the Fund’s expense cap.5

3   In addition, the Corporation’s prospectus dated January 31, 2013 includes a footnote to the fee table of the summary section for the Fund stating that “Other Expenses do not include extraordinary items such as dividend or interest expense.” The Statement of Additional Information also discloses that the Fund’s sub-adviser engages in short sales, and that until the Fund replaces a security it is shorting, the Fund is required to pay to the lender amounts equal to any dividends or interest expense that accrues during the period of the loan.

4   Additionally, as noted above, 0.05% of the overall 0.08% discrepancy was due to interest expense. As disclosed in the prospectus dated January 31, 2013, the Agreement excluded interest expenses from the expense cap. As a result, less than $800 of the total cost to all shareholders would be due to dividend expense, and only approximately $400 would be the combined “extra” cost to all non-affiliated shareholders of the Fund.

5   At its meeting on March 11, 2013, the Board approved an amendment to the Agreement to formally document the parties’ informal understanding that “dividend expenses incurred on securities that a Fund sells short” is one of the categories of expenses excluded from the Adviser’s obligations under the Agreement. During that meeting, the Board acknowledged that the intent of the Adviser when entering into the original Agreement at the inception of the Fund in 2010 was to exclude dividend expenses from the Fund’s expense cap; but nevertheless wanted to clarify this fact by approving the amendment to the Agreement.

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

On April 5, 2013, the Corporation amended and restated its prospectus with a revised footnote to the Fund’s fee table, as well as enhanced disclosure in the risk section of the statutory prospectus, to state that dividend expenses are excluded from the expense cap, and that the Fund’s use of short sales may cause it to incur dividend and interest expenses.

Prospectus dated January 31, 2012

Although there was a 0.32% understatement reported in the fee table for the Fund in the prospectus with respect to the fiscal year ended September 30, 2011, the actual operating expense ratio for the Fund for the fiscal year ended September 30, 2012 was only 1.97%; as such, the difference between the Fund’s expense ratio reported in the prospectus and the actual expense ratio incurred by the Fund for the fiscal year during which the prospectus was effective was only 0.08%. As a result, the Board determined that the understatement in the expense ratio reported in the fee table of the prospectus was not material based on the actual expenses incurred by the Fund and the strong performance of the Fund, as more fully described below. Moreover, the Board took into account that the expense ratio for the Fund was reported correctly in the financial highlights section of the Corporation’s prospectus and in the Corporation’s annual report dated September 30, 2012.

First, the Board noted that there were $5,704,511 in gross purchases of the Class A and Class I shares of the Fund during the year ended January 31, 2013. The timing of the total gross purchases and the average net assets of each share class for the year ended January 31, 2013 were as follows:

	Quarter Ended				Year Ended
	April 30, 2012	July 31, 2012	October 31, 2012	January 31, 2013	January 31, 2013
Gross Purchases	$1,650,466	$502,031	$472,580	$3,079,434	$5,704,511
Average Net Assets	$24,536,433	$22,656,589	$23,482,528	$25,317,459	$23,998,252

In its analysis, management applied the impact of the 0.08% difference between the fee disclosure and the actual operating expense ratio to the gross purchases of the Fund using, for purposes of its analysis, an assumption that all purchases during the year had been made on February 1, 2012. In applying this approach, the total additional “extra” costs that shareholders would have experienced had the Net Expenses included accurate numbers would be only $4,563.61. Using a mid-year normalization, the “extra” cost would have been $2,281.81. Given

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

that over 50% of the Fund’s new purchases actually occurred in the quarter ended January 31, 2013, we believe this approach is highly conservative.

Applying this methodology, the “extra” hypothetical cost to all shareholders with an assumed purchase date of February 1, 2012 equates to $0.0008 per share when applying the mid-year normalization cost of $2,281.81 to all the Fund’s shares outstanding as of January 31, 2012. Again, we believe this analysis is conservative because the number of shares outstanding increased during the year ended January 31, 2013, as the $0.0008 per share impact would have been further diluted in a more detailed analysis.

Second, even with the discrepancy, the Board determined that the vast majority of shareholders would have experienced substantial appreciation of their initial investment in the Fund over the course of the year based on the fact that the Fund delivered strong absolute and relative returns during that year. A summary follows of the Fund’s Class A share performance, excluding sales charges, as it compares against certain benchmark indices and the Morningstar US Long/Short Equity category for the year ended January 31, 2013:

	Quarter Ended				Year Ended
	April 30, 2012	July 31, 2012	October 31, 2012	January 31, 2013	January 31, 2013
The Fund	5.00%	-2.38%	8.29%	9.01%	21.00%
S&P 500® Index	7.08%	-0.78%	2.96%	6.75%	16.78%
Russell 2500® Value Index	4.88%	-2.85%	5.89%	11.67%	20.48%
Morningstar US Long/Short Equity Category	1.88%	-2.09%	1.18%	3.38%	5.66%

Even with the disclosure discrepancy, nearly all shareholders benefited from the Fund’s strong performance and experienced gains during this time period, as the Fund returned 21.00% and outperformed its Morningstar peer group by 15.34% for the year ended January 31, 2013. Using the 0.08% difference between the expense ratio disclosed in the prospectus and the expense ratio reported in the 2012 annual report, the discrepancy is equivalent to 0.40% of the Fund’s 21.00% absolute performance and 0.52% of the Fund’s 15.34% outperformance versus its Morningstar peer group.6

Finally, the Board found the impact to the Fund’s net asset value (“NAV”) to be immaterial, particularly in light of the Fund’s positive performance. If the 0.08% difference between the expense ratio disclosed in the Fund’s fee table in the prospectus and the 2012 annual report is applied to the $8.00 NAV of the Fund on January 31, 2012, the impact to the Fund’s NAV is

6  Even if a 0.32% difference is applied, that would be equivalent to just 1.52% of the Fund’s 21.00% absolute performance and 2.09% of the Fund’s 15.34% outperformance versus its Morningstar peer group. As noted above, however, the 0.32% difference is not applicable to shareholders’ actual experiences.

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

approximately $0.0064 for the year ended January 31, 2013. Over the same period, the Fund’s NAV increased to $9.68. Therefore, the fee table discrepancy was equivalent to a difference of $0.0064 in exchange for $1.68 in positive performance.7

Prospectus dated January 31, 2011

The difference in total operating expenses after Adviser reimbursement between both the Fund’s annual report dated September 30, 2010 and the financial highlights section of this prospectus, as compared to the fee table for the Fund included in this prospectus, was 0.02%, or $5,480 in total. This amount equates to $0.0022 per share based upon shares outstanding as of January 31, 2011.8

Moreover, an affiliated director of the Fund owned approximately 25% of the Fund as of January 1, 2011. As such, the additional cost may be reduced to approximately $4,110 for non-affiliated shareholders, or $0.0017 per share outstanding as of January 31, 2011.

Conclusion

The Corporation takes this matter seriously, and it has enhanced its procedures to seek to eliminate the likelihood of similar inadvertent misstatements in the registration statement in the future. The Board, after careful consideration of all the facts and circumstances presented above, determined that the apparent understatements in the registration statement were not material under the federal securities laws, and that a rescission offer would not be necessary or appropriate. In fact, the Board considered the potential negative effects a rescission offer might have had on the Fund and the other series of the Corporation. Moreover, the Board concluded that shareholders of the Fund did not experience any harm, per se, particularly given the Fund’s strong performance during these periods.

As the Fund is the only fund in the Keeley Funds Complex that currently uses short selling as part of its principal investment strategy, it is the only Fund within the Keeley Funds Complex

7  Nevertheless, the Board considered an analysis by management showing that even if the 0.32% discrepancy is applied to the same $8.00 NAV, the impact to the Fund’s NAV only would have been approximately $0.0256 for the year ended January 31, 2013.

8   Although the January 31, 2011 prospectus stated that the Fund’s expense ratio was 1.89% (a difference of 0.02% from the annual report for the Fund’s 2010 fiscal year-end), the actual operating expense ratio for the Fund was 2.21%, a difference of 0.32%, during the fiscal year ended September 30, 2011. However, even under a worst-case scenario, the 0.32% difference in the expense ratio represented, in total, actual dividend and interest expenses to the Fund of only approximately $80,000 for the fiscal year ended September 30, 2011. Additionally, a Director affiliated with the Fund owned approximately 50% of the Fund as of January 1, 2012. If the affiliated Director is removed from the above total, the amount is reduced to approximately $40,000 in the aggregate for non-affiliated shareholders.

Ms. Sheila Stout

U.S. Securities and Exchange Commission

April 5, 2013

discussed here. However, following discussions with the Staff, management conducted a further analysis of the other funds in the Keeley Funds Complex to determine if the disclosure in the registration statements for those funds contained understated expense totals. The analysis discovered that each of the other funds in the Keeley Funds Complex either (i) incurred no dividend or interest expenses or (ii) incurred no more than 0.02% in dividend and interest expense. Given the de minimis amount of such expenses, the Board determined that these totals likewise were not material.

Please call me at (312) 807-4227 or Mark Greer at (312) 807-4393 if you wish to further discuss this matter.

Sincerely,

/s/ Alan Goldberg
Alan Goldberg

cc:  Robert Kurinsky, Esq.

cc:  The Board of Trustees of the Corporation